Exhibit 99.1

NEWS RELEASE

Attention business/financial editors and telecommunication reporters:

Call-Net to acquire Group Telecom network assets in New Brunswick and Nova Scotia from Bell Canada, along with an option to acquire remaining local network in Eastern Canada

Company positioned to significantly increase its access footprint, adding over 225,000 fibre kilometres and become Eastern Canada’s largest CLEC

Toronto, ON, May 2, 2005 - Call-Net Enterprises Inc. today announced that it has entered into an agreement with Bell Canada to purchase certain local and inter-exchange carrier network assets in New Brunswick and Nova Scotia and to purchase an option on certain other CLEC (competitive local exchange carrier) network assets in Eastern Canada. The transaction is part of Call-Net’s acquisition of the 360networks Corporation (360/GT) customer base in Eastern Canada from Bell Canada, announced in November of 2004.

The agreement contemplates that Call-Net will purchase virtually all of the former Group Telecom’s network assets in New Brunswick and Nova Scotia including long-haul (inter-city) and access (intra-city) fibre, together with switching and network equipment from Bell Canada. Call-Net will take ownership of these assets at closing, which is expected to occur in the third quarter of 2005. The purchase price for these assets will total $12.6 million and will be paid at closing. At that time, Call-Net’s agreement with Bell Canada to provide services and maintain the network in these provinces will be amended to reflect the change in ownership.

In addition, at closing, Call-Net will acquire from Bell Canada an option to purchase over 90 per  cent of the remaining CLEC network of former Group Telecom in the provinces of Ontario, Quebec, and Newfoundland and Labrador. The maximum purchase price of these assets totals $22.4 million. Call-Net has paid Bell Canada $1.7 million on account of the option fee. The option grants Call-Net the exclusive right to take ownership of these assets by paying the balance of up to $20.7 million on the exercise of the option, currently expected to be at the end of 2006.

“When today’s transaction is completed, Call-Net will become the largest CLEC in Eastern Canada with an additional 225,000 kilometres of fibre network, nine co-locations and direct access to over 1,000 office buildings,” said Bill Linton, president and chief executive officer, Call-Net. “This provides us with the opportunity to accelerate revenue growth in business services and reduce the carrier costs for both our business services and consumer services groups. With their high bandwidth access capabilities and network reach in Eastern Canada, these assets will compliment our existing network and add to our portfolio of services.”

At closing, as part of this agreement Call-Net and Bell Canada will extend their transitional services agreements a further 12 to 18 months beyond December 31, 2006 in order to minimize disruption during the migration of the former Group Telecom network assets to Call-Net. Call-Net and Bell Canada also expect to enter into agreements, at closing, giving each other certain access to each other’s network during the transition and migration phase.

The completion of the transaction is subject to the negotiation, execution and delivery of definitive agreements setting forth the terms of the transaction; the completion of all required regulatory filings; all necessary consents, approvals and advance rulings; the satisfactory completion of Call-Net’s due diligence; and if required, the approval of the transaction and the definitive agreements by the board of directors of each of Call-Net and Bell Canada.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:
Media Contact:
Karen O'Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com